UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GUARANTY FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

40108N106

(CUSIP Number)

Michael G. Smith

c/o TRT Holdings, Inc.

600 East Colinas Road

Suite 1900

Irving, Texas 75039
(214) 283-8516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40108N106	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TRT Financial Holdings, LLC 26-2685852
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,423,333[1]
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 7,423,333[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,423,333[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14		TYPE OF REPORTING PERSON* 00

1 See Item 5.

CUSIP No. 40108N106	13D	Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Robert B. Rowling
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 7,423,333[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,423,333[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,333[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person (See Instructions) IN

1 See Item 5.

CUSIP No. 40108N106	13D	Page 4 of 7 Pages

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $1.00 ("Common Shares"), of Guaranty Financial Group, Inc. (the "Issuer”). The principal executive offices of the Issuer are located at 1300 MoPac Expressway South, Austin, Texas 78746.

Item 2.

Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”):  TRT Financial Holdings, LLC (“TRT”) and Robert B. Rowling (“Mr. Rowling”).

TRT is a newly-formed, limited-liability company organized under the laws of the State of Delaware for the principal business of serving as a holding company that invests in the equity securities of financial institutions.  Its business address is 600 East Las Colinas Blvd., Suite 1900, Irving, Texas 75039.  Mr. Rowling is the sole voting member and the managing member of TRT and, as such, forms the whole of the executive management of TRT.

Mr. Rowling is an individual resident of the State of Texas and a citizen of the United States.  Mr. Rowling’s principal occupation is directing the business operations of TRT Holdings, Inc., a corporation organized under the laws of the State of Delaware, and its affiliates.  In that capacity, Mr. Rowling acts as the Chairman of the Board of TRT Holdings, Inc. and a member of its Board of Directors.  Mr. Rowling’s address is 600 East Las Colinas Blvd., Suite 1900, Irving, Texas 75039.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration.

As of the close of business on May 30, 2008, TRT had acquired 7,423,333 Common Shares in a private placement for an aggregate purchase price of $38,378,630.68, utilizing the working capital of TRT to purchase such Common Shares.

Item 4.

Purpose of the Transaction.

The purpose of the acquisition of the Common Shares is to pursue a passive investment in the Issuer.

The Reporting Persons have, except as otherwise set forth below, no present plans or proposals that relate to or that would result in any of the following actions:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 40108N106	13D	Page 5 of 7 Pages

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Under Section 9(c) of the Investment Agreement by and between TRT and the Issuer dated May 26, 2008 (the “Investment Agreement”), TRT will, for so long as it beneficially owns at least 10% of the outstanding Common Shares, have the right to appoint a representative to the Issuer’s Board of Directors.  The Issuer shall be required to recommend to its shareholders the election of this board representative at the Issuer’s annual meeting, subject to applicable law.  A copy of the Investment Agreement was filed by the Issuer with the SEC as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K of May 27, 2008, and is incorporated herein by reference.

Additionally, under the terms of the Investment Agreement, TRT has the right to participate pro rata in any subsequent offerings by the Issuer of Common Shares, securities convertible into Common Shares or debt securities.  The Issuer is currently involved in raising capital through various methods including the issuance of convertible preferred securities and subordinated debt instruments.  Reporting Persons and/or entities affiliated with one or more Reporting Persons have entered into agreements to participate in such issuances, as described in greater detail under Item 6, below.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments.  As a part of such evaluation, one or both of the Reporting Persons, or their respective agents, may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons, in which discussions the Reporting Persons or their agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.

Interest in Securities of the Issuer.

(a)

Pursuant to Rule 13d-3(a), at the close of business on May 30, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 7,423,333 of the Common Shares, which constitute approximately 16.6% of the 44,630,665 Common Shares issued and outstanding as of the close of business on May 30, 2008.  TRT directly owns the Common Shares of Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the voting membership interests of TRT.

(b)

Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)

The exclusive transaction in the Issuer’s Common Shares by the Reporting Persons in the 60 days prior to the filing of this Schedule 13D was the sale of 7,423,333 Common Shares by the Issuer to TRT for an aggregate purchase price of $38,378,630.68, or approximately $5.17 per share.  The purchase was effected by means of a private placement.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 40108N106	13D	Page 6 of 7 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of being the sole holder of the voting membership interests of TRT, Mr. Rowling may be deemed to have the power to direct the vote or disposition of the Common Shares reported in Item 5(a).

TRT, together with certain unaffiliated investors, have entered into a second investment agreement with the Issuer, dated June 7, 2008 (the “Preferred Stock Agreement”), which provides for the purchase of preferred stock of the Issuer by TRT and these other investors.  The preferred stock issued under the Preferred Stock Agreement (the “Preferred Stock”) will be mandatorily convertible into Common Shares upon approval of the Issuer’s shareholders and the Issuer’s primary federal banking regulator.  A form of the Certificate of Designations, Preferences and Rights of the Preferred Stock was filed by the Issuer as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K of June 9, 2008 (the “June 9, 2008, 8-K”), and is incorporated herein by reference.  Under the terms of the Preferred Stock Agreement, TRT will acquire 1,103,242 shares of Preferred Stock.  A copy of the Preferred Stock Agreement was filed by the Issuer with the SEC as Exhibit 10.1 to the June 9, 2008, 8-K, and is incorporated herein by reference.  A side letter by and between TRT and the Issuer, dated June 7, 2008, and relating to the Preferred Stock Agreement and the Subordinated Debt Agreement described below, was filed by the Issuer as Exhibit 10.6 to the June 9, 2008, 8-K, and is incorporated herein by reference.

Additionally, Rowling Family Properties, Ltd. (“RFP”), an entity affiliated with Mr. Rowling, together with certain unaffiliated investors, has entered into a purchase agreement, dated June 7, 2008 (the “Subordinated Debt Agreement”), for the purchase of subordinated debt instruments issued by the Issuer’s banking subsidiary, Guaranty Bank (the “Notes”).  A form of Subordinated Note was filed by the Issuer as Exhibit 4.1 to the June 9, 2008, 8-K, and is incorporated herein by reference.  Under the terms of the Subordinated Debt Agreement, the Notes will be sold in units together with shares of the Issuer’s mandatorily convertible preferred stock of the same series as the Preferred Stock, with a total of 6,380,000 shares of preferred stock to be issued in connection with the Notes.  Under the terms of the Subordinated Debt Agreement, RFP will purchase 19.9% of the total Notes contemplated to be issued in the offering, and will acquire approximately 1,269,620 shares of preferred stock in connection therewith. A copy of the Subordinated Debt Agreement was filed by the Issuer with the SEC as Exhibit 10.4 to the June 9, 2008, 8-K, and is incorporated herein by reference.

Finally, under the terms of the Investment Agreement, TRT shall, 120 days after its entry into the Investment Agreement, purchase such additional shares of Preferred Stock such that, upon conversion of the Preferred Stock, TRT will hold 19.9% of the Common Shares on a fully-diluted basis.  The per share purchase price of the Preferred Stock to be purchased by TRT pursuant to this term of the Investment Agreement will be the lower of $51.70 per share and the as-converted per share price at which any class or series of convertible preferred stock is issued by the Issuer to any third party on or prior to the expiration of the 120 day period, subject to any stock split, reverse stock split, stock dividend or other combination or division affecting the Common Shares.

Otherwise, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

Item 7.

Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement Pursuant to Rule 13d-1(k)

CUSIP No. 40108N106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008

For TRT Financial Holdings, LLC

By:	/s/ Robert B. Rowling
Name:	Robert B. Rowling
Title:	Managing Member

By:	/s/ Robert B. Rowling
Name:	Robert B. Rowling

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).